Shanda Announces Confidential Submission of Draft Registration Statement of Cloudary

Shanghai, China—April 18, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda” or the “Company”), a leading interactive entertainment media company in China, announced today that Cloudary Corporation (formerly known as Shanda Literature Corporation), a Cayman Islands company which is currently wholly owned by Shanda and operates Shanda’s online literature business (“Cloudary”), submitted a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”).

The purposes of the Proposed IPO, if completed, are intended, among others, to further Shanda’s development as an interactive entertainment media company and to provide Cloudary with a sharper focus and greater flexibility to pursue strategic opportunities in enhancing its leadership position in the online literature industry. Shanda expects to remain Cloudary’s majority shareholder after the completion of the Proposed IPO.

The Proposed IPO is expected to commence as capital market conditions permit and is subject to Cloudary’s filing with the SEC a registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the SEC declaring such registration statement effective. The number of shares proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. As required by Rule 135, this announcement is not intended to, and does not, constitute an offer of any securities for sale.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the purposes of the Proposed IPO and Cloudary’s ability to complete the Proposed IPO, represent only the current expectations, assumptions, estimates and projections of the Company and Cloudary and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the actual results to be materially different from expectations include but are not limited to, capital market conditions, Cloudary’s ability to complete in the Proposed IPO, the clearance by the relevant regulators of the regulatory filings of Cloudary relating to the Proposed IPO and the other risks set forth in the Cloudary’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com